

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2018

Timothy Warbington
Chief Executive Officer
Creative Medical Technology Holdings, Inc.
2017 W Peoria Avenue
Phoenix, AZ 85029

> **Re: Creative Medical Technology Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed January 12, 2018**
> **File No. 000-53500**

Dear Mr. Warbington:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence by the staff.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Brian Higley - Vance, Higley & Associates, P.C.